Kai H. Liekefett kliekefett@velaw.com

Tel +1.212.237.0037    Fax +1.713.237.0100

May 13, 2016

Via EDGAR, Email and Federal Express

Bryan J. Pitko

Attorney Advisor

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rubicon Technology, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed May 5, 2016
File No. 001-33834

Dear Mr. Pitko:

On behalf of our client, Rubicon Technology, Inc. (the “Company”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 13, 2016, with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on May 5, 2016, File No. 001-33834 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). Enclosed with the email and Federal Express versions of this letter is a copy of the Amended Preliminary Proxy Statement marked to show changes from the Preliminary Proxy Statement as originally filed.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Preliminary Proxy Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Tokyo Washington	666 Fifth Avenue New York, New York 10103-0040 Tel +1.212.237.0000 Fax +1.713.237.0100 www.velaw.com

Securities and Exchange Commission May 13, 2016 Page 2

General

1.	Please ensure that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders appears on the first page of the proxy. Please refer to Item 1(b) of Schedule 14A and Rule 14a-6(d) of Regulation 14A.

RESPONSE:

In response to the Staff’s comment, the Company confirms that the placeholder statement in the third sentence under “1. Why am I receiving these materials” located on the first page of the Preliminary Proxy Statement (“This proxy statement, along with a WHITE proxy card or voting instruction form and our 2015 Annual Report, is first being mailed to stockholders on or about [•], 2016.”) will continue to appear in such place on the first page of the Amended Preliminary Proxy Statement. In addition, in response to the Staff’s comment, the Company has included the following statement prominently displayed above “QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS, ANNUAL MEETING AND VOTING” on the first page of the Amended Preliminary Proxy Statement as follows:

“This proxy statement, along with a WHITE proxy card or voting instruction form and our 2015 Annual Report, is first being mailed to stockholders on or about [•], 2016.”

How many stockholders must be present to hold the Annual Meeting?, page 2

2.	Please advise how you determined that shares subject to broker non-votes will not be considered present for quorum purposes.

RESPONSE:

In response to the Staff’s comment, the last sentence of the answer to question 9 on page 2 has been replaced with the following statement:

“Abstentions and broker non-votes, if any, will be counted for purposes of establishing a quorum.”

Proposal No. 1: Election of Directors

Securities and Exchange Commission May 13, 2016 Page 3
3.	Please revise to indicate whether or not the nominees have consented to be named in the proxy statement and to serve if elected. Refer to Rules 14a-4(d)(1) and (4).

RESPONSE:

In response to the Staff’s comment, the second sentence of the second paragraph under “Proposal No. 1—Election of Directors” on page 9 has been revised as follows:

“Each of the Board’s nominees has consented to serving as a nominee and being named as a nominee in this proxy statement, and to serving as a director if elected at the Annual Meeting.”

4.	We note the disclosure that if either of the nominees should become unavailable for any reason, the proxy will be voted for a substitute nominee designated by the Board. Please conform this disclosure to the language of Rule 14a-4(c)(5) of Regulation 14A.

RESPONSE:

In response to the Staff’s comment, the third sentence of the second paragraph under “Proposal No. 1—Election of Directors” on page 9 has been revised as follows:

“However, if, contrary to our present expectations, either of the nominees is unable to serve or for good cause will not serve, your proxy will be voted for a substitute nominee designated by our Board of Directors, unless otherwise directed.”

5.	Please confirm to us that in the event the board of directors identifies or nominates a substitute nominee prior to the annual meeting, the company will file an amended proxy statement that: (1) identifies the substitute and/or additional nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve, if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee(s).

RESPONSE:

The Company respectfully acknowledges the Staff’s comment, and confirms that it will comply with the above instruction.

Securities and Exchange Commission May 13, 2016 Page 4

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai Haakon E. Liekefett at (212) 237-0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

Enclosures

cc:	William F. Weissman
President & Chief Executive Officer
Rubicon Technology, Inc.